Exhibit 99.1

January 25, 2023

enCore Energy Corp.

C$30 MILLION PUBLIC OFFERING OF UNITS

TERM SHEET

A preliminary short form prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada, other than the province of Québec. A copy of the preliminary short form prospectus, and any amendment, is required to be delivered to any investor with this document.

The preliminary short-form prospectus is still subject to completion. There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final short form prospectus has been issued.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the preliminary short form prospectus, final short form prospectus and any amendment, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

The offering will be made in the United States pursuant to the Multi-Jurisdictional Disclosure System (“MJDS”). A registration statement on Form F-10 (including a short form prospectus) relating to these securities has been filed with the U.S. Securities and Exchange Commission (the “SEC”) but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Before you invest, you should read the short form prospectus in that registration statement and other documents the company has filed with the SEC for more complete information about the company and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or you may request it from Canaccord Genuity LLC, 99 High Street, Suite 1200, Boston, Massachusetts 02110, Attn: Syndicate Department, by telephone at (617) 371-3900, or by email at prospectus@canaccordgenuity.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Issuer:	enCore Energy Corp. (the “Company”).

Offering:	9,231,000 units of the Company (the “Units”). Each Unit will consist of one common share in the capital of the Company (a “Unit Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”).

Warrant:	Each Warrant will entitle the holder thereof to purchase one common share of the Company (a “Warrant Share”) at a price of C$4.05 for a period of 36 months following the Closing Date (defined herein).

Offering Price:	C$3.25 per Unit.

Gross Proceeds:	C$30,000,750.

Over-Allotment Option:	Up to an additional 1,384,650 Units for a period of 30 days after and including the Closing Date (as defined herein). The over-allotment option may be exercised for Units or Warrants or any combination thereof.

Use of Proceeds:	The Company expects to use the net proceeds of the Offering to maintain and advance the Company’s material properties, acquire properties, plant upgrades, drilling, maintenance and refurbishment, community outreach and communications, licensing and permitting as well as for working capital and general corporate purposes as further set out in the preliminary prospectus. In addition, if the Company is not able to complete a potential loan transaction contemplated by a non-binding term sheet prior to February 15, 2023, the Company expects to use a portion of the proceeds from the Offering to fund amounts required to be paid to complete the Company’s previously announced pending acquisition of the Alta Mesa ISR uranium project.

Type of Transaction:	Marketed public offering, subject to a formal underwriting agreement, including a standard industry “disaster out”, “material adverse change out”, “market out” and “breach out” clauses running up to the Closing Date.

Offering Jurisdictions:	The preliminary short form prospectus has been filed with the securities commissions or similar securities regulatory authorities in each of the provinces of Canada other than Québec, and with the U.S. Securities and Exchange Commission as part of the Company’s registration statement on Form F-10 under the U.S./Canada Multijurisdictional Disclosure System.

Listing:

The common shares of the Company are listed on the NYSE American and on the TSX Venture Exchange (the “TSXV”) under the symbol “EU”.

The Company shall obtain the necessary approvals to list the Unit Shares and Warrant Shares on the TSXV and the NYSE American, which listing shall be conditionally approved prior to the Closing Date.

Eligibility:	The Units shall be eligible for RRSPs, RRIFs, RDSPs, RESPSs, TFSAs and DPSPs.

Commission:	Cash commission equal to 6% of the gross proceeds of the Offering (reduced to 2% in respect of President’s List sales).

Closing Date:	February 10, 2023 or such other date as the Underwriters and the Company may agree.

Lead Underwriter:	Canaccord Genuity.

An investment in the Units is highly speculative and involves a high degree of risk, and should only be made by persons who can afford the total loss of their investment. Investors should carefully consider the risk factors described or incorporated by reference in the prospectus before purchasing the Units. Prospective investors are advised to consult their legal counsel and other professional advisors in order to assess legal and other aspects of the investment. Owning securities of the Company may subject investors to tax consequences both in Canada and the United States. Such tax consequences are not fully described in the prospectus. There is no market through which the Warrants may be sold and purchasers may not be able to resell the Warrants purchased under the Offering. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants, and the extent of issuer regulation.

The Company is permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare the prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference in the prospectus have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are audited in accordance with the Canadian Auditing Standards; however, as such financial statements are also subject to Canadian auditing and auditor independence standards they may not be comparable to financial statements of United States companies.

Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because the Company is incorporated under the laws of British Columbia, Canada, some or all of the experts named in the short form prospectus are Canadian residents, and the Underwriters may be residents of a country other than the United States.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED IN THE OFFERING OR PASSED UPON THE ACCURACY OR ADEQUACY OF THE SHORT FORM PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.